Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 1, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 9985
Interest Rate Hedge Portfolio, Series 143
(the “Trust”)
CIK No. 1898548 File No. 333-262564

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       The disclosure states: “The Sponsor considers “limited duration” Funds to be those with a weighted average duration of 4.0.” Please clarify the relevance of this disclosure for the portfolio (i.e., does the Sponsor require limited duration of 4.0 when selecting the ETFs for investment?).

Response:       In accordance with the Staff’s comment, the disclosure will be revised as follows:

“When choosing limited duration ETFs for the portfolio, the Sponsor selects those ETFs with a weighted average duration of 4.0 or less.”

2.       The disclosure states “… and the quality and character of the securities held by the ETFs (mostly focusing on credit quality, maturity and duration, which are balanced to varying degrees based on current economic conditions).”

(a)       Please reconcile this disclosure with the above disclosure in the first paragraph under the “Portfolio” section, which states that credit quality or maturity policies are not required when selecting the ETFs for the portfolio.

(b)       Please clarify what is meant by “which are balanced to varying degrees based on current economic conditions.”

Response: The Trust notes that while credit quality, maturity and duration are factors considered when examining the underlying securities held by the ETFs, the Sponsor does not require specific credit quality or maturity policies in order for an ETF to be included in the portfolio. The prospectus will be revised to remove the above referenced disclosure for clarity.

Risk Factors

3.       Please revise the “Liquidity Risk” and the “Authorized Participant Concentration Risk” to disclose that the bid/ask spread may widen depending on market conditions and the liquidity of the underlying investments held by the ETFs.

Response:       The Trust will revise the “Liquidity Risk” and the “Authorized Participant Concentration Risk” in accordance with the Staff’s comment.

4.       If the Trust has exposure to any underlying ETFs that invest in bonds that reference LIBOR, please add appropriate risk disclosure.

Response:       In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to bonds that reference LIBOR, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon